PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-96063
(To Prospectus dated February 17, 2006)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts B2B Internet HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the B2B Internet HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of B2B Internet HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company	Ticker	Share Amounts	Primary Trading Market
Agile Software Corporation	AGIL	4	NASDAQ
Ariba, Inc.	ARBA	3.458333	NASDAQ
CheckFree Corporation	CKFR	4	NASDAQ
Internet Capital Group, Inc.	ICGE	0.75	NASDAQ
VerticalNet, Inc.	VERTD	0.085714286	NASDAQ

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transaction.

The date of this prospectus supplement is March 31, 2007.